Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $1,000,000 Nikkei 225-Linked Notes due 2021

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (June 17, 2021) is based on the performance of the Nikkei 225 as measured from the trade date (June 13, 2014) to and including the determination date (June 14, 2021). If the final index level on the determination date is greater than the initial index level of 14,973.53, the return on your notes will be positive, subject to the maximum settlement amount (of $1,650.00 for each $1,000 face amount of your notes). If the final index level is equal to or less than the initial index level, you will receive the face amount of your notes.

To determine your payment at maturity, we will calculate the index return, which is the percentage increase or decrease in the final index level from the initial index level. On the stated maturity date, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

•

if the index return is positive (the final index level is greater than the initial index level), the sum of (i) $1,000 plus (ii) the product of $1,000 times the index return, subject to the maximum settlement amount; or

•	if the index return is zero or negative (the final index level is equal to or less than the initial index level), $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-11.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $913 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise equals approximately $962.50 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models. The amount of the excess will decline on a straight line basis over the period from the trade date through June 15, 2015.

Original issue date:	June 18, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	4.125% of the face amount	Net proceeds to the issuer:	95.875% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 2960 dated June 13, 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. The prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Product supplement no. 1631 dated August 24, 2012

•	General terms supplement dated September 23, 2013

•	Prospectus supplement dated September 19, 2011

•	Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Nikkei 225-Linked Notes due 2021

INVESTMENT THESIS

•	For investors willing to forgo interest payments for the potential to earn 100.00% of any positive return of the underlier, up to a maximum payment of 165.00% of the face amount

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

•	If the final underlier level is above 100.00% of its initial level, 100.00% plus the underlier return, subject to a maximum of 165.00%

•	If the final underlier level is at or below its initial level, 100.00%

KEY TERMS

Issuer:	The Goldman Sachs Group, Inc.
Underlier:	The Nikkei 225 (Bloomberg symbol, “NKY Index”)
Face Amount:	$1,000,000 in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	June 13, 2014
Settlement Date:	June 18, 2014
Determination Date:	June 14, 2021
Stated Maturity Date:	June 17, 2021
Initial Underlier Level:	14,973.53
Final Underlier Level:	The closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage.
Upside Participation Rate:	100.00%
Maximum Settlement Amount	$1,650.00
Cap Level	165.00% of the initial underlier level
CUSIP/ISIN:	38147QB39 / US38147QB397

HYPOTHETICAL PAYMENT AT MATURITY

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
200.000%	165.000%
165.000%	165.000%
150.000%	150.000%
125.000%	125.000%
100.000%	100.000%
75.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%

RISKS

Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this pricing supplement as well as the risks described under “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1631 dated August 24, 2012, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement dated September 23, 2013 and “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 23, 2013, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1631” mean the accompanying product supplement no. 1631, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-27 of the accompanying product supplement no. 1631 and “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1631 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1631 or the accompanying general terms supplement.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the Nikkei 225 (Bloomberg symbol, “NKY Index”), as published by Nikkei Inc.

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1631:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	redemption right or price dependent redemption right: not applicable

•	cap level: yes, as described below

•	downside participation percentage: not applicable

•	interest: not applicable

Face amount: each note will have a face amount of $1,000; $1,000,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: The notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, it is the opinion of Sidley Austin LLP that if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•

if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return; or

•	if the final underlier level is equal to or less than the initial underlier level, $1,000.

Initial underlier level: 14,973.53

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 100.00%

Cap level: 165.00% of the initial underlier level

Maximum settlement amount: $1,650.00

Trade date: June 13, 2014

Original issue date (settlement date): June 18, 2014

Determination date: June 14, 2021, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-14 of the accompanying general terms supplement

Stated maturity date: June 17, 2021, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-27 of the accompanying general terms supplement

Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-31 of the accompanying product supplement no. 1631

ERISA: as described under “Employee Retirement Income Security Act” on page S-42 of the accompanying product supplement no. 1631

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-43 of the accompanying product supplement no. 1631; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue prices set forth on the cover page of this pricing supplement, and to certain securities dealers at such prices less a concession not in excess of 3.75% of the face amount.

We will deliver the notes against payment therefor in New York, New York on June 18, 2014, which is the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38147QB39

ISIN no.: US38147QB397

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) was less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100.00%
Cap level	165.00% of the initial underlier level
Maximum settlement amount	$1,650.00

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each

$1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	165.000%
165.000%	165.000%
150.000%	150.000%
125.000%	125.000%
110.000%	110.000%
100.000%	100.000%
75.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would receive no return on your investment. In addition, if the final underlier level were determined to be 200.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 165.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 165.000% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of 100.000% of the face amount of your notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 165.000% (the section right of the 165.000% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-25 of the accompanying product supplement no. 1631.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1631. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, the accompanying general terms supplement, dated September 23, 2013, and the accompanying product supplement no. 1631, dated August 24, 2012, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover. Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-25 of the accompanying product supplement no. 1631.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-25 of the accompanying product supplement no. 1631.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the underlier may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE UNDERLIER

The Nikkei Stock Average (more commonly known as the Nikkei 225), which we refer to as the underlier, is a stock index calculated, published and disseminated daily by Nikkei Inc., through numerous data vendors, newspapers and other news media and on the Nikkei Inc. website. According to Nikkei Inc., the underlier has been widely followed throughout its history of over 60 years as a barometer of the Japanese equity markets as well as the Japanese economy. The underlier was originally calculated by the Tokyo Stock Exchange but has been calculated by Nikkei Inc. since 1970. Since January 2010, the underlier has been calculated every 15 seconds, starting at 9 am (Tokyo time) every day.

More information about the underlier can be found on Nikkei Inc.’s website at: http://indexes.nikkei.co.jp/en/nkave. We are not incorporating by reference the foregoing website or any information it includes in this pricing supplement. Nikkei Inc. is under no obligation to continue to publish the underlier and may discontinue the underlier at any time as further described below. Although the Nikkei 225 is calculated and maintained in accordance with the information provided in the Nikkei Index Guide maintained on Nikkei’s website, Nikkei has discretion to take measures it deems appropriate upon the occurrence of events which are not covered in the Index Guide or in circumstances where it is difficult to continue to calculate the underlier using the rules described in the Index Guide.

The underlier is comprised of 225 highly liquid stocks of the Tokyo Stock Exchange First Section and its constituents are selected by Nikkei Inc. by considering the weights of the industrial sectors as more fully described below. The real-time price return Japanese Yen value of the underlier is reported by Bloomberg under the ticker symbol “NKY”.

Nikkei Inc. maintains an industry classification system of 36 industries, which it reclassifies into six industry sectors for purposes of the underlier. The six industry sectors, and the underlying 36 industry classifications, are:

•	Technology — Pharmaceuticals, Electric Machinery, Automobiles and Automobile Parts, Precision Instruments and Communications;

•	Financials — Banking, Other Financial Services, Securities and Insurance;

•	Consumer Goods — Fishery, Foods, Retail and Services;

•	Materials — Mining, Textiles and Apparel, Pulp and Paper, Chemicals, Petroleum, Rubber, Glass and Ceramics, Steel, Nonferrous Metals and Trading Companies;

•	Capital Goods/Others — Construction, Machinery, Shipbuilding, Transportation Equipment, Other Manufacturing and Real Estate; and

•	Transportation and Utilities — Railway and Bus, Land Transport, Marine Transport, Air Transport, Warehousing, Electric Power and Gas.

As of June 9, 2014, the following sectors had the following weights in the underlier: Technology (43.48%), Financials (3.50%), Consumer Goods (20.77%), Materials (16.17%), Capital Goods/Others (12.69%) and Transportation and Utilities (3.40%). Percentages may not sum to 100% due to rounding. Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of June 10, 2014, the top ten constituents of the underlier and their respective weights were:

Company	Weight (%)
Fast Retailing Co. Ltd.	8.99%
Softbank	5.94%

Fanuc Corp.	4.61%
KDDI Corp.	3.07%
Kyocera Corp.	2.49%
Honda Motor Co. Ltd.	1.87%
Tokyo Electron Ltd.	1.80%
Astella Pharma	1.72%
Daikin Industries Ltd.	1.68%
Secom Co. Ltd.	1.67%

The information in the table and paragraph above was derived from sources we deem reputable but without independent verification by us. The other information above and below was derived from English language documents and other English language materials on Nikkei’s website but without independent verification by us. Please note that in any case where differences arise between the English version of Nikkei’s Index Guide and the original Japanese version, the original Japanese document will prevail.

Construction of the Underlier

In order to be eligible for the underlier, a stock must be an ordinary share of a domestic company listed on the Tokyo Stock Exchange First Section. Non-ordinary shares such as exchange-traded funds, real estate investment trusts, preferred stock, preferred securities and tracking stocks are not eligible. The constituents of the underlier are reviewed once each year and changes are typically implemented on the first trading day of October unless significant corporate events near that date affecting constituents require earlier implementation. The purpose of the review is to maintain the underlier’s long-term continuity and to reflect changes in industry structure. The review focuses on liquidity and industry sector balance.

In assessing the liquidity of a constituent or potential constituent, Nikkei considers two factors, trading value and magnitude of price fluctuation by volume. The latter factor is calculated by dividing the constituent’s high price by its low price and then dividing the result by the trading volume. After performing the liquidity review, the top 450 stocks listed on the Tokyo Stock Exchange First Section are ranked by liquidity. Any current constituent not on the list is deleted, and the top 75 stocks are retained or added.

Next, the representation of the six industry sectors in the group of 450 is determined by calculating the number of stocks in each sector among the group of 450. This number is divided in half to determine the appropriate number of constituents among the 225, and stocks that are the highest liquidity stocks in the sector are added or the lowest liquidity stocks in the sector are deleted to achieve a group of 225 with the appropriate sector balance.

Finally, the proposed additions and deletions are presented to Nikkei Inc.’s index committee and, after incorporating any comments from the committee, the final 225 are determined and announced.

Calculation Methodology for the Underlier

The underlier is calculated as a weighted price average index as the sum of the constituent prices (as adjusted by the presumed par value) divided by the divisor.

The constituent price used in the calculation is typically the traded price of the constituent. In some cases, however, the Tokyo Stock Exchange publishes a special quote for the constituent, and the special quote price will be used. When this occurs, the special quote tends to be, but is not always, an intraday price. If neither a special quote price or a traded price is available, Nikkei Inc. will use the base price, which is usually the price used in calculating the underlier on the prior day. In the case of a stock that is trading ex-rights for the first time on that day, however, Nikkei calculates an ex-rights theoretical price based on the prior day’s price and the appropriate adjustment to reflect the change in the stock. Nikkei Inc. does not adjust for dividends in calculating the underlier.

The presumed par value of the constituent is intended to reflect the historical basis on which the stock is traded. Japanese law abolished the concept of par value for stocks in 2001, but many stock prices reflect the former par value, such as 50, 500 or 50,000 yen. For example, stocks traded in units of 1 share (ex-par value of 50,000 yen) and stocks traded in units of 100 or 1000 shares have different price levels. Therefore, in order to calculate the underlier on a consistent basis, Nikkei Inc. adjusts the constituent prices, usually to a presumed par value of 50 yen. However, not all constituents have a presumed par value of 50 yen – presumed par values of current constituents range from 25 yen to 500 yen. The presumed par for each constituent is published on Nikkei Inc.’s website referred to above.

The presumed par value also may be adjusted to reflect large scale stock splits or reverse splits. In these situations, Nikkei Inc. believes a divisor adjustment will not ensure continuity of the underlier. Instead, Nikkei Inc. adjusts the presumed par value or, in some cases, the constituent price. For example, if a stock with a presumed par value of 50 yen splits 1 to 2, the presumed par value will be changed to 25 yen. In calculating the underlier, the constituent price will be doubled to reflect the 50 par yen basis for calculating the underlier. In the case of a small scale split (such as a split of 1 to 1.1), the divisor will be adjusted instead of the presumed par value.

As noted above, the underlier is an adjusted weighted price average index, where the weight is based on the presumed par value. The divisor is intended to maintain continuity of the underlier and is the denominator of the fraction used to calculate the average. The divisor was initially the number of constituents, but has been changed over time to reflect stock splits, reverse splits, paid-in capital increases and other changes in the constituents.

When a stock splits or reverse splits the level of paid-in capital increases, or there are other non-market corporate events affecting the constituents, the level of stock price changes. Also, when constituents are changed, the sum of stock prices (the numerator of the fraction prior to adjustment) changes by the prices of additions and deletions. Therefore, the divisor is changed except in the case of large scale splits and reverse splits, in which the presumed par value is changed as discussed above.

The divisor for the next underlier day is calculated as the product of the current day’s divisor times a fraction, the numerator of which is the sum of the base prices for the next day’s constituents and the denominator of which is the sum of the current day’s constituents’ closing prices used to calculate the underlier. The base prices for the next day’s constituents are calculated as follows:

•	The base price for stocks the prices of which are not changed based on non-market events will be the same as the current day’s price used in calculating the underlier.

•	The base price for stocks the presumed par value of which will be changed will be the same as the current day’s price used in calculating the underlier.

•	The base price for stocks the prices of which will change for non-market reasons will be a theoretical price calculated based on the current day’s prices and the change in the stock.

•	The base price for stocks to be newly added to the underlier will be the prices calculated for those stocks as if they were current constituents as discussed above.

As of June 11, 2014, the divisor of the underlier was 25.480. The divisor is published on each Tokyo Stock Exchange trading day on Nikkei Inc.’s website. For additional information about the divisor, as well as calculation examples of divisor changes, please see the Index Guide on Nikkei Inc.’s website, which is referred to above.

Extraordinary Replacement

In addition to the periodic review that takes place annually, changes to underlier constituents may also be made as follows:

•	Stocks delisted from the Tokyo Stock Exchange First Section as a result of bankruptcy, stocks designated by the Tokyo Stock Exchange as a “security to be delisted,” stocks of companies in bankruptcy, liquidation and similar events, stocks affected by corporate restructuring (including mergers, share exchanges and share transfers), stocks delisted due to excess debt, or stocks transferred to the Tokyo Stock Exchange Second Section will be deleted from the underlier.

•

Stocks that are designated by the Tokyo Stock Exchange as “securities under supervision” become deletion candidates, but deletion is not automatic and a the sustainability and probability of deletion will be considered in determining whether to delete the stock from the underlier.

•

If a stock has been deleted based on an event described above, a constituent addition will typically take place by picking the highest liquidity stock on the periodic review liquidity list from the same sector. However, if a deletion is scheduled close to a periodic review or there are multiple deletions in a short period of time, the periodic review process will be followed to select new constituents rather than referring to the last periodic review list.

•

Where (i) a constituent is merged and delisted or (ii) a newly established listed parent company receives its shares by transfer or exchange from another constituent, the delisted stock may be replaced by the successor company’s stock if it is or will be listed within a short period on the Tokyo Stock Exchange First Section. In the case of spin offs where multiple companies remain listed on the Tokyo Stock Exchange First Section, the stock of the company that succeeds to the major operations of the former company will become a constituent.

Except as described above, there is no process for adding new constituents to the underlier other than the periodic review. Deletions and additions to the underlier are generally effective on the same day, although in the case of sudden events, such as bankruptcy, there may be a short announcement period before the deletion is effective.

License Agreement between Nikkei Inc. and The Goldman Sachs Group, Inc.

Goldman Sachs will enter into a non-exclusive license agreement with Nikkei Inc. (“NKI”) whereby The Goldman Sachs Group, Inc., in exchange for a fee, will be permitted to use the Nikkei 225TM Index in connection with the offer and sale of your note. Any intellectual property rights relating to the Nikkei 225TM belong to NKI. Goldman Sachs is not affiliated with NKI; the only relationship between NKI and Goldman Sachs is the licensing of the use of the Nikkei 225TM Index and trademarks relating to the Nikkei 225TM Index.

NKI is under no obligation to continue the calculation and dissemination of the Nikkei 225TM Index. Your note is not sponsored, endorsed, sold or otherwise promoted by NKI. No inference should be drawn from the information contained herein that NKI makes any representation or warranty, express or implied, to us or any holder of your note or any member of the public regarding the advisability of investing in securities generally or in your note in particular or the ability of the Nikkei 225TM Index to track generally stock market performance.

NKI determines, composes and calculates the Nikkei 225TM Index without regard to your note. NKI has no obligation to take into account your interest, or that of anyone else having an interest, in your note in determining, composing or calculating the Nikkei 225TM Index or any successor underlier. NKI is not responsible for and has not participated in the determination of the terms, prices or amount of your note and will not be responsible for or participate in any determination or calculation regarding the principal amount of your note payable at the stated maturity date. NKI has no obligation or liability in connection with the administration, marketing or trading of your note.

Neither NKI nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225TM Index. NKI disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225TM Index or the manner in which the Nikkei 225TM Index is applied in determining the level of the Nikkei 225TM Index or any amount payable upon maturity of your note.

NKI DOES NOT GUARANTEE THE ACCURACY OR THE COMPLETENESS OF THE NIKKEI 225TM INDEX OR ANY DATA INCLUDED IN THE NIKKEI 225TM INDEX. NKI ASSUMES NO LIABILITY FOR ANY ERRORS OR OMISSIONS.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graph below shows the daily historical closing levels of the underlier from June 13, 2004 to June 13, 2014. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying product supplement.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to 3.25% per annum, compounded semi-annually, with a projected payment at maturity of $1,253.05 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
June 18, 2014 through December 31, 2014	$17.35	$ 17.35
January 1, 2015 through December 31, 2015	$33.33	$ 50.68
January 1, 2016 through December 31, 2016	$34.42	$ 85.10
January 1, 2017 through December 31, 2017	$35.55	$120.65
January 1, 2018 through December 31, 2018	$36.72	$157.37
January 1, 2019 through December 31, 2019	$37.92	$195.29
January 1, 2020 through December 31, 2020	$39.17	$234.46
January 1, 2021 through June 17, 2021	$18.59	$253.05

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You will recognize income or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes (as described in the accompanying product supplement).

Any income you recognize upon the sale, exchange or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Foreign Account Tax Compliance Act Withholding (FATCA)

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance” in the accompanying prospectus and “Supplemental Discussion of Federal Income Tax Consequences — Foreign Account Tax Compliance” in the accompanying product supplement no. 1631) will generally not apply to obligations that are issued prior to July 1, 2014; therefore, the notes will not be subject to FATCA withholding.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-4
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-11
The Underlier	PS-14
Supplemental Discussion of Federal Income Tax Consequences	PS-20
Validity of the Notes	PS-23

Product Supplement No. 1631 dated August 24, 2012
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-8
Additional Risk Factors Specific to the Underlier-Linked Notes	S-23
General Terms of the Underlier-Linked Notes	S-27
Use of Proceeds	S-31
Hedging	S-31
Supplemental Discussion of Federal Income Tax Consequences	S-33
Employee Retirement Income Security Act	S-43
Supplemental Plan of Distribution	S-44

General Terms Supplement dated September 23, 2013
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
Licenses	S-34
S&P 500® Index	S-35
MSCI Indices	S-40
Hang Seng China Enterprises Index	S-48
Russell 2000® Index	S-53
FTSE® 100 Index	S-59
Euro STOXX 50® Index	S-64
TOPIX	S-70
The Dow Jones Industrial AverageSM	S-75
The iShares® MSCI Emerging Markets ETF	S-78

Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$1,000,000

The Goldman Sachs Group, Inc.

Nikkei 225-Linked Notes due 2021

Goldman, Sachs & Co.